Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or “Randgold”)
TIPPER TRUCKS START JOURNEY TO GOUNKOTO MINE
Dakar, Senegal, 22 September 2011 — Eleven specially modified 50 tonne trucks have arrived in Dakar in Senegal en route to the new Gounkoto gold mine at Randgold Resources’ Loulo mining complex in Western Mali.
The ship carrying the Volvo FMX 10x4 tipper trucks which were purpose-built for the mine by BAS Volvo Trucks in the Netherlands, docked in Dakar this morning. Modifications to the trucks include the addition of a fifth axle and a customised tray with an innovative hardox 500 bottom ware plate system. Three further trucks have been ordered and are scheduled to arrive in Dakar in February next year, bringing Randgold’s total investment in the fleet to US$4.2 million.
Transporting these haulage trucks from Dakar harbour to the mine in Mali is being controlled by local Senegalese logistics partner Lamine Gueye of CSTTAO.
The trucks will be used to transport ore from the Gounkoto mine to the plant at Loulo, some 30 kilometres away. “This dedicated fleet will greatly reduce the cost per tonne of ore delivered to Loulo as a result of the increased hauling capacity and efficient fuel consumption,” says Randgold group consulting mining engineer Marcel Damen.
Gounkoto which progressed from discovery to production in just 30 months, poured its first gold in June this year, contributing more than 14 000 ounces of gold to the Loulo mine complex’s output in its first month of production. Diversion dams and flood berm protection for the open pit were completed before the start of the rainy season. In addition, the haul road to Loulo was established with water control measures such as bridges and culverts. Open pit mining operations are now fully functioning, 24 hours a day, seven days a week. Construction of permanent crushing facilities at Gounkoto is nearing completion with a mobile crusher being used in the meantime.
The upgrade to the Loulo plant is also progressing well and remains on track for completion by the end of the year. Additional power generation units are being installed, which will supply the Gounkoto mine as well as the new mill at Loulo. Foundations and civil work for the third mill are well advanced. “Gounkoto brings flexibility and is expected to contribute to an improving production trend from the Loulo complex over the next few quarters,” says Randgold CEO Mark Bristow.
“Along with Yalea, Gara and Loulo 3, Gounkoto is part of a big and highly prospective region which stretches from Baboto in the north to Faraba down in the south. With the open pit in production, exploration work at Gounkoto has continued to target the underground potential beneath the pit. Regional exploration is also continuing with the aim of not only extending our existing asset base at Loulo but to discover more Gounkotos,” Bristow said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Technical & Capital Executive John Steele +223 66 75 90 54 +27 83 308 9990	Group Operations Manager: West Africa Samba Touré +223 66 75 77 41 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com
Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities

Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.